Louis M. Riccio, Jr.	1284 N. TELEGRAPH ROAD
Senior Vice President &	MONROE, MICHIGAN 48162-3390
Chief Financial Officer	PHONE: (734) 384-2891
FAX: (734) 457-4910

December 15, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Attn:  Rufus Decker

RE:	Form 10-K for fiscal year ended April 25, 2009 Form 10-Q for the period ended July 25, 2009 Definitive Proxy Statement on Schedule 14A filed July 1, 2009 File No. 001-09656

Dear Mr. Decker:

This letter is being sent in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K and subsequent filings, provided in the letter dated October 27, 2009 (the “Comment Letter”), addressed to Mr. Kurt L. Darrow, La-Z-Boy Incorporated’s President and Chief Executive Officer.

For convenience of reference, we have set forth your comments below, followed by our response.

FORM 10-K FOR THE YEAR ENDED APRIL 25, 2009

Risk Factors, page 9
General

1.
In future filings, please delete the third and last sentences in the first paragraph in this section.  All known material risks should be described.  If risks are not deemed material, you should not reference them.

Response:
We will remove these sentences in future filings.  Going forward we will ensure that only risks that are deemed material are referenced.

2.
In future filings, please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility.  Please also try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks, including, but not limited to, the following:

•
Given the significant discrepancy between your current market capitalization and the book value of your equity (we note the $40.4 million impairment charge discussed in the middle of page 21 of your MD&A disclosure), your “…We could incur charges for impairment of long-lived assets if we cannot meet our earnings expectations for these markets” risk factor disclosure on page 9 needs to quantify, to the extent possible, the actual impairment risks and the potential impact to your earnings; and

•	The disclosure in the second paragraph of “Increased reliance on foreign sourcing…” risk factor on page 9, should address the actual risks arising from doing business in specific countries.

Response:
We will expand our disclosures related to our risk factors to quantify those risks when appropriate and provide more specific information about particular risks.

Specifically, in future filings, if we continue to believe there is a risk of incurring impairment charges based on specific facts or trends known to us at that time, we will quantify that risk where possible.  (Please note that our market capitalization was $458.8 million at October 24, 2009 which exceeded our book value by $136.8 million.)

Also, in future filings we will expand our disclosures regarding the risks of doing business in specific countries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Operations:  Year Ended April 25, 2009, page 22

3.
Please revise your future filings to quantify how your sales and operating margin for the Upholstery Group for the year ended April 25, 2009 were impacted by the change in shipping terms from “upon delivery” to “upon shipment” during the first quarter of 2009.  Please show us in your supplemental response what the revisions will look like.

Response:
We will revise our future filings to quantify how our sales and operating margin for the Upholstery Group were impacted by the change in shipping terms.  Below is what our revised MD&A disclosure will look like.

In fiscal 2009, the timing of our Upholstery Group sales was affected by the change in contractual relationships with our third party carriers that resulted in increased sales for that period as reported in our Form 10-K for the fiscal year ended April 28, 2008.  This change resulted in an increase of $11.0 million of sales and a $1.5 million increase in operating income for our Upholstery Group in the first quarter of fiscal 2009.

4.
Please revise your future filings to more fully explain how the change in the reporting of the retail distribution centers to the Upholstery Group affected the timing of inter-company sales for the 2009 fiscal year compared to the 2008 fiscal year.  To the extent that this change materially impacted the fiscal 2009 operating income of the Upholstery and Retail Groups, the effect of the change should be highlighted and quantified in your MD&A.  Please show us in your supplemental response what the revisions will look like.

Response:
We will revise our future filings to more fully explain how the change in reporting of the retail distribution centers to the Upholstery Group from the Retail Group affected the timing of inter-company sales for fiscal 2009.   This change did not affect our Retail Group’s sales or operating income.  The following two paragraphs are what our revised MD&A disclosure will look like for our Upholstery Group and Corporate and Other.

Upholstery Group
In fiscal 2009, the reporting of the retail warehouse operations was changed from the Retail Group to the Upholstery Group.  Since the warehouse operations were expanded to incorporate the warehousing, staging and delivery of independent La-Z-Boy Furniture Galleries® dealers’ products as well as for our Retail Group, the reporting of those warehouses was more appropriately included in our La-Z-Boy wholesale operating unit which is part of our Upholstery Group.  As a result of this change, sales and operating profit that were previously recorded within our Upholstery Group for product sold to our Retail Group and still in inventory were reversed.  A one-time adjustment was recorded in fiscal 2009 that reduced inter-company sales for the Upholstery Group by $12.1 million and reduced inter-company profit by $3.3 million.

Corporate and Other
A corresponding offset was recorded in our Elimination sales line and our Corporate and Other operating loss line relating to the one-time adjustment for the change in reporting of the retail warehouse operations discussed above.  The adjustments did not affect our consolidated operating results.

Additionally, below is a table to assist the Staff in understanding the effect that the change in reporting of our retail warehouse operations had on the timing of our inter-company sales and operating income for the 2009 fiscal year compared to the 2008 fiscal year.

	Upholstery	Casegoods	Retail	Corporate & Other	Total
Sales – as reported in 3rd quarter of FY09	$199,200	$42,116	$40,497	$6,762	$288,575

Reclass of sales for distribution centers	12,090	—	—	(12,090)	—
Sales – adjusted for 3rd quarter of FY09	$211,290	$42,116	$40,497	$(5,328)	$288,575

Sales – as reported in 3rd quarter of FY08	$282,453	$52,660	$49,884	$(11,916)	$373,081

	Upholstery	Casegoods	Retail	Corporate & Other	Restructuring & Write- downs	Total
Operating loss – as reported in 3rd quarter of FY09	$(1,938)	$(313)	$(7,108)	$(3,514)	$(55,417)	$(68,290)

Reclass of profit in inventory for distribution centers	3,317	—	—	(3,317)	—	—
Operating income (loss) – adjusted for 3rd quarter of FY09	$1,379	$(313)	$(7,108)	$(6,831)	$(55,417)	$(68,290)

Operating income (loss) – 3rd quarter of FY08	$19,467	$2,222	$(8,507)	$(9,851)	$(245)	$3,086

5.	You disclose on page six of your Form 10-K that you offer extended payment terms as part of sales promotions. Please show us how you will revise your MD&A in future filings to address the following:

•	Identify the periods during which you offered extended payment terms;
•	Describe how the offering of these terms has favorably impacted sales in one quarter and possibly negatively impacted, or will negatively impact, the next quarter’s sales; and
•	Discuss how cash flows in the current and future quarters have been or will be impacted by the extended payment terms.

Please ensure that your revised disclosures provide quantification where possible so that investors are able to determine the extent to which these extended terms affected your operating results and cash flows.

Response:
During fiscal 2008 and fiscal 2009, we offered extended terms to some customers; however, the amounts in any given quarter throughout those fiscal years were immaterial to both our consolidated sales and our Upholstery Group sales.   The extended terms did not have a material impact on our sales or cash flows and therefore we did not discuss them further in our MD&A.  In future filings of our Form 10-K, we will not include discussions of these extended terms unless they become material.

We will revise our future 10-K filings to exclude the sentence “We offer some extended payment terms as part of sales promotion programs” unless these extended terms are material to the period being reported upon.  If extended payment terms have a material impact on our sales for any given reporting period, we will quantify and discuss in our MD&A how these extended terms impacted sales and cash flows.

Liquidity and Capital Resources, page 30

6.
In future filings, please revise your table of contractual cash obligations on page 33 to include a footnote that discloses the assumptions you made to derive the amounts of interest obligations presented.

Response:
We will revise our future filings to include a footnote that discloses our assumptions we use when calculating our interest obligations.  For our variable interest rate obligations, the interest rate projected for future periods is the average rate for the current fiscal quarter projected over such future fiscal periods.  For our fixed rate obligations, it is the fixed rate over the term of such obligation.  We have assumed that the debt outstanding at the end of our current fiscal period will be outstanding over the entire term of the various agreements, however this amount could significantly increase or decrease based on the amount of debt we borrow or pay in future periods.

Critical Accounting Policies

Revenue Recognition and Related Allowances, page 34

7.
During 2009, your allowance for doubtful accounts grew at a disproportionally high rate of nearly 60% over the prior year, while your sales decreased approximately 15% over the same period.  Please show us in your supplemental response how you will revise your MD&A and critical accounting policies in future filings, as appropriate, to address the following:

•	Disclose your policy for charging off uncollectible receivables as well as your policy for determining past due or delinquency status;

Response:
Our policy for charging off/writing off the accounts receivable against the allowance account occurs when we deem the receivable to be uncollectible.  It is our policy to begin providing for the bad debt at the point the customer becomes significantly past due.  The past due period is typically defined as greater than 60 days past due unless other factors regarding collectability exist that would make that period shorter.

•	Explain the reasons for significant increase in the allowance despite a 15% decrease in sales;

Response:
During the first half of fiscal 2009 our sales declined 6.6% in the first quarter and 9.2% in the second quarter.  By November of fiscal 2009, we began to see a significant reduction in our order rate and our sales were down 22.7% in the third quarter.  Our dealers had corresponding reductions in their sales during this period and into the fourth quarter of fiscal 2009.  In addition, our sales were down an additional 22.7% in the fourth quarter of fiscal 2009.  This sudden decrease in sales volume attributed to the deteriorating economic conditions which affected our assessment of the ability of some of our customers to pay outstanding past due amounts and resulted in the company recording $9.7 million and $7.2 million in additional bad debt expense during the third and fourth quarter of fiscal 2009, respectively, compared to only recording $8.4 million in the first half of fiscal 2009.

•	Provide a summary of allowance balances and bad debt expense by segment for each period presented;

Response:
Below is a table summarizing our allowance balances and bad debt expense by segment for the fiscal year ended April 25, 2009 and fiscal year ended April 26, 2008.  There are no bad debts associated with our Retail segment, as the consumer is required to pay for the merchandise prior to delivery.

Upholstery Group	4/25/2009	4/26/2008
Balance at beginning of year	$18,593	$13,192
Charged to costs and expenses	26,714	7,424
Deductions	(14,078)	(2,023)
Balance at end of year	$31,229	$18,593

Casegoods Group	4/25/2009	4/26/2008
Balance at beginning of year	$2,150	$2,385
Charged to costs and expenses	1,409	1,126
Deductions	(2,094)	(1,361)
Balance at end of year	$1,465	$2,150

•
Provide a detailed explanation of management’s approach for evaluating the financial health of independent dealers and customers in general as well as evaluating the collectability of both account receivables past due and account receivables due on extended payment terms.  Your discussion should also address how management determines whether collectability remains reasonably assured at the time you recognize revenue from dealers and customers with past due balances; and

Response:
On a quarterly basis, the Chief Financial Officer, the Corporate Controller, who is the Chief Accounting Officer, the Treasurer, the Directors of Credit and the Director of Accounting meet and review all significant accounts as to their past due balances, as well as collectability of the outstanding trade accounts receivable.  The group reviews the top 20 accounts of each of our operating units, as well as each individual independent La-Z-Boy Furniture Galleries® dealer.  For those dealers with significantly past due accounts, we review their sales orders and ship product when collectability for that shipment is reasonably assured.

•	Quantify the number of independent dealers with past due balances as of April 25, 2009 and July 25, 2009. Please also tell us the number of La-Z-Boy Furniture Galleries owned by these dealers.

Response:
At April 25, 2009 we had 25 of the 89 independently-owned La-Z-Boy Furniture Galleries® dealers representing 42 of the 222 stores that we would consider significantly past due. At July 25, 2009 we had 27 of the 90 independently-owned La-Z-Boy Furniture Galleries® dealers representing 47 of the 219 stores that we consider significantly past due, which is typically defined as greater than 60 days past due unless other factors regarding collectability occur that would make that period shorter.  Sales for these dealers represented approximately 3% of our consolidated sales for the year ended April 25, 2009 and the quarter ended July 25, 2009.  Sales revenue was recorded for these shipments when collectability of these incremental sales was reasonably assured.

In addition to our current critical accounting policy disclosure regarding Revenue Recognition and Related Allowances, below is an expanded version of what our disclosure will look like.

On a quarterly basis, our management team reviews all significant accounts as to their past due balances, as well as collectability of the outstanding trade accounts receivable for possible charge off/write off.  It is our policy to charge off/write off the accounts receivable against the allowance account  when we deem the receivable to be uncollectible.  Additionally, for those dealers that are significantly past due, we review their sales orders and ship product when collectability of the incremental sale is reasonably assured.

Long-lived Assets Impairment, page 34

8.
In light of the long-lived asset impairments recognized during fiscal 2009, we believe you should revise your future filings to provide information for investors to assess the probability of an additional material impairment charges in the future.  To the extent that you determined the fair value of any of your key long-lived asset groups did not substantially exceed the asset group’s carrying value, please disclose:

•	Percentage by which fair value exceeded carrying value as of the date of your most recent impairment test;
•	Amount of long-lived assets allocated to the asset group;
•	Description of the methods and key assumptions used to determine fair value and how the key assumptions were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please show us in your supplemental response what the revisions will look like.

Response:
We noted your comment on our Long-lived Asset Impairment and will revise future filings to include the following:

The expected future undiscounted cash flows of the assets of our Upholstery Group and Casegoods Group substantially exceeded their carrying value in fiscal 2009.  Because of the historical operating losses of our Retail Group and the decline in real estate values in fiscal 2009, we recorded impairments on some of the assets of our Retail Group.

As of the end of the third quarter of fiscal 2009, we had $39.9 million in long-lived assets for our Retail Group.  Of this $39.9 million, fair value exceeded carrying value for $20.4 million of these assets.  For the remaining $19.5 million, we recorded an impairment charge of $7.0 million.

For the seven retail facilities that we owned, which accounted for $17.9 million in value as of the end of fiscal 2009, third party appraisals were utilized to determine the fair value of our stores.   For the remaining retail facilities we utilized a discounted cash flow model over the remaining life of the lease to determine fair value, as well as comparable market data.  Our cash flow model assumed an economic recovery in our fiscal 2011 and used a 16% discount rate based on the market participant’s view of our industry’s weighted average cost of capital.  The impairment charge recorded was based on current market conditions and the current fair value of those assets.  Changes in economic conditions could result in a need to evaluate whether the fair value of the long-lived assets of our retail stores of approximately $32.0 million has deteriorated further which could result in additional impairment charges.

Pensions, page 35

9.
In light of the increase in your discount rate from 6.6% for fiscal 2009 to 7.2% for fiscal 2010, please tell us how you determined the fiscal 2010 rate as compared to the fiscal 2009 rate and explain any changes in methodology used.  If you were using the Citigroup High Grade Credit index rate of 6.81% at April 25, 2009, please tell us how you determined the amount of the increase from the index rate.  Please tell us if you used the Citigroup High Grade Credit index rate for all periods presented in your filing and if so, tell us how you determined the amount of increase/decrease from the index rate in those periods as well.  Your response should explain how you were able to determine that the adjustments to the index rate in each period were appropriate.

Response:
The discount rate that was used for both fiscal 2008 (6.60%) and fiscal 2009 (7.20%) were calculated by matching a pool of high quality bond payments to the plan’s expected future benefit payments.  We have historically disclosed the Citigroup High Grade Credit index rate (“CHGCI”) in order to provide the reader with a comparison between our rate and that of the CHGCI.  We believe the discount rate we calculated is more representative of the duration and amounts of expected benefit payments for our pension plan than utilizing the CHGCI alone.   The rate utilized in fiscal 2009 increased 0.6 percentage points from fiscal 2008 due to the change in the yield of the bonds that were used to calculate our rate, following the same trend as the CHGCI.   The same methodology was utilized for fiscal 2008 and fiscal 2009.

Consolidated Financial Statements

Consolidated Statement of Operations, page 42

10.	Please revise your future filings to present goodwill impairment losses separate from other intangible asset impairment losses. Please refer to paragraph 43 of SFAS 142.

Response:
We will revise our future filings to present our goodwill impairment loss as a separate line item on our Consolidated Statement of Operations.  This revision was completed on our October 24, 2009 Form 10-Q, filed with the Commission on November 17, 2009.

Consolidated Statement of Cash Flows, page 44

11.	Please revise the operating activities section of your statement of cash flows in future filings to present changes in other assets separate from changes in other liabilities.

Response:
We will revise our future filings to present changes in other assets separate from changes in other liabilities in the operating section of our Statement of Cash Flows.  This revision was completed on our October 24, 2009 Form 10-Q, filed with the Commission on November 17, 2009.

Note 1:  Accounting Policies, page 46

12.
Please revise your accounting policy footnote (as well as other disclosures throughout the filing where appropriate) in future filings to disclose in greater detail the types of costs included in cost of goods sold and selling, general and administrative expenses.  Please disclose, if true, that commission expenses are included in selling, general and administrative expenses.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item.  With the exception of warehousing costs, if you currently exclude a portion of the costs of your distribution network from cost of goods sold, please disclose:

•	here and in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•
in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Response:
We will revise our future filings to include the types of costs included in our cost of goods sold and our selling, general and administrative expenses (“SG&A”).  Our expense for commissions is included in our SG&A line item.  Our cost of goods sold consists primarily of the cost to manufacture or purchase our merchandise, inbound freight costs, inspection costs, internal transfer costs, outbound shipping costs, depreciation of primarily our manufacturing machinery, equipment and facilities, occupancy costs of our manufacturing facilities and warehousing costs associated with our manufacturing facilities.  Occupancy costs of our retail facilities are included in SG&A Additionally, warehousing costs associated with our regional distribution centers are included in SG&A. Our future filings will be revised to include a disclosure within our accounting policies footnote as to the type of costs included in our cost of goods sold.  Below is what our disclosure will look like.

Accounting Policies Footnote - Cost of Sales
Our cost of sales consists primarily of the cost to manufacture or purchase our merchandise, inspection costs, internal transfer costs, in-bound freight costs, outbound shipping costs, as well as warehousing costs, occupancy costs and depreciation expense related to our manufacturing facilities and equipment.

Accounting Policies Footnote - Selling, General and Administrative Expenses
SG&A expenses include the costs of selling our products and other general and administrative costs. Selling expenses are primarily comprised of commissions, advertising, warranty, bad debt expense and compensation and benefits of employees performing various sales functions. Additionally, the occupancy costs of our retail facilities and the warehousing costs of our regional distribution centers are included in SG&A. Other general and administrative expenses included in SG&A are comprised primarily of compensation and benefit costs for administrative employees and other administrative costs.

Based on our disclosures above, we believe that our gross profit is comparable to those of other entities. As a result, we do not believe that any additional disclosure in our MD&A is warranted.

13.
Please review your accounting policy footnote in future filings to indicate if you include an allocation of your depreciation and amortization to cost of goods sold. If you do not include depreciation or amortization in your cost of goods sold, please revise your description of cost of goods sold on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of goods sold (exclusive of depreciation and amortization shown separately below).” Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of goods sold. See SAB Topic 11:B.

Response:
We have reviewed this comment and believe this issue will be resolved based on our response to comment #12 as we currently allocate a portion of our depreciation expense to cost of sales.  Below is what our revised Accounting Policy footnote regarding Cost of Sales will look like.

Accounting Policies Footnote - Cost of Sales
Our cost of sales consists primarily of the cost to manufacture or purchase our merchandise, inspection costs, internal transfer costs, in-bound freight costs, outbound shipping costs, as well as warehousing costs, occupancy costs and depreciation expense related to our manufacturing facilities and equipment.

14.
Please revise your accounting policy footnote (as well as other disclosures throughout your filing where appropriate) in future filings to explain the following and show us in your supplemental response what the revisions will look like:

•	The nature and terms of your agreements with retailers to display and merchandize products and sell them to consumers in dedicated retail space;
•	How you account for inventory, sales, and advertising associated with your agreements with retailers; and
•
Describe whether you or the retailer are responsible for the on-going management of the dedicated retail space.  Your discussion should also address who pays for any leasehold or other improvements required in the space and how you account for the on-going costs of managing the dedicated retail space.

Response:
Our dealer agreement contains minimum standards as to the manner in which La-Z-Boy Furniture Galleries® stores should be displayed and staffed.  The agreement requires the dealer to purchase inventory and accessories only through approved vendors but does not make reference to daily business activities or how the company should be managed.  The dealers are independent owners and are responsible for managing the floor space and their businesses which includes securing financing for their store and warehouse locations and any leasehold improvements required.  Dealers take ownership of the inventory once purchased from La-Z-Boy and the sale of that inventory to the dealer is accounted for in accordance with our revenue recognition policies disclosed in our Form 10-K for the fiscal year ended April 25, 2009.  The dealer agreement provides for partial funding of national television advertising through payments from the dealers.

Additionally, we have separate agreements with retailers regarding Comfort Studios®.  These are spaces within larger retailers that are dedicated to displaying La-Z-Boy branded furniture.  These retailers are independent, they manage the space, and all costs, leasehold improvements and other improvements associated with maintaining the space are their responsibility.  Sales of inventory for these spaces are recorded in accordance with our revenue recognition policy disclosed in our Form 10-K for the fiscal year ended April 25, 2009.

Based on our discussions above, we believe that no further disclosure will be necessary in our future filings.

15.
Please show us how you will revise your accounting policy footnote and your critical accounting policy disclosures on page 34 in future filings to explain which inventories are accounted for using LIFO as compared to FIFO.  To the extent that you use both methods for the same type of inventory, please ensure that your revised future filing disclosures address the reasons why.

Response:
•
The LIFO (last-in, first-out) method of accounting was utilized for 68% and 61% of our inventory for fiscal years ended April 25, 2009 and April 26, 2008, respectively, due to the tax elections that have been made for our tax reporting, in accordance with AICPA Issues Papers 01 November 1984, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories”.  The FIFO (first-in, first-out) method of accounting is mainly used for our Retail Group’s inventory and our smaller Upholstery Group companies.  There is a profit elimination entry recorded against the Retail Group’s inventory that eliminates inter-company profit in consolidation.  For our smaller Upholstery Group companies, the election to use FIFO was made prior to being acquired by La-Z-Boy Incorporated.  Upon acquisition we did not make an election to change to the LIFO method.  We believe this continues to be reasonable due to the fact that these remain as separate divisions of La-Z-Boy, manufacture their products using their own production processes, and continue to maintain the accounting for their inventory using FIFO for income tax purposes.  For our Retail Group, the cost of maintaining or converting our inventory on the LIFO basis after acquiring the various markets was not reasonable.

In addition to our current critical accounting policy disclosure regarding Inventories, below is an expanded version of what our disclosure will look like.

The FIFO (first-in, first-out) method of accounting is mainly used for our Retail Group’s inventory and our smaller Upholstery Group companies.  We record a profit elimination entry against our Retail Group’s inventory that reduces the inventory to net realizable value in consolidation.

16.
Your disclosures on page 50 indicate that you account for the reimbursement of advertising campaign by recognizing reimbursements from independent dealers as a component of sales.  Please tell us the accounting literature you relied upon to support your treatment, including how you considered the provisions of EITF 02-16.

Response:
We did not apply the provisions of EITF 02-16 which we understood to relate to consideration received from a vendor.  In this circumstance we are receiving consideration from our customers.

Our dealer agreement stipulates that each dealer must contribute to a fund that will be used for national advertising.  A total television advertising budget is determined each year and is funded 50% by La-Z-Boy Incorporated and 50% by La-Z-Boy Furniture Galleries® dealers.  La-Z-Boy Incorporated oversees all advertising and promotional programs and has sole discretion to approve or disapprove the creative concept, materials, methods and media used in the programs.  La-Z-Boy also makes final purchasing decisions and pays the invoices regardless of whether or not the dealer’s proportionate share has been contributed to the fund.

We considered the following authoritative literature to determine the accounting for the reimbursement of these advertising costs from our dealers:

In Emerging Issues Task Force (“EITF”) No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, the Task Force reached a consensus that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement.  EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and EITF 00-10, Accounting for Shipping and Handling Fees and Costs, provide the principal support for the Task Force's consensus.  In EITF 00-10, the Task Force reached a consensus that amounts billed for shipping and handling should be included in revenue.  In reaching that consensus, the Task Force considered the fact that shipping and handling costs are sometimes billed at a zero margin.  However, the Task Force concluded that the accounting for the transaction should not be affected by whether a company charges the customer separately for shipping and handling costs or includes the costs in the price of the merchandise.  The Task Force agreed that, by analogy, the guidance in EITF 00-10 supports characterization of reimbursements received for out-of-pocket expenses incurred as revenue.

EITF 99-19 indicates that whether a company should record revenue for the gross amount billed to a customer because it has earned revenue from the sale of goods or services or the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a fee is a matter of judgment based on the relevant facts and circumstances.  It provides a series of indicators that should be considered in making that determination.  The Task Force assessing Issue 01-14 agreed the following EITF 99-19 indicators support characterization of reimbursements received for out-of-pocket expenses incurred as revenue or as expenses:

The application of these indicators to reimbursed marketing expenses appears to be similar to the assessment used in EITF 01-14 related to “out-of-pocket” expenses.

Indicators supporting characterization of reimbursements as revenue for this national advertising program:

•	Primary Obligor – The Company is the primary obligor with respect to purchasing advertising services from third-party suppliers.
•
Supplier Discretion – All decisions with respect to the selection of suppliers and the creation, production and placement of advertising are made by the Company, all decisions with respect to suppliers, and

•	Service Specifications – All decisions with respect to the creation, production and placement of advertising are made by the Company
•	Credit Risk – The Company generally has credit risk because it receives the majority of the reimbursement after the goods or services have been purchased.

Indicators supporting characterization of reimbursements as reduction of expenses for this national advertising program:

•
Pricing –The Company and dealers spend what is contributed to the fund on advertising.  The Company does not retain any portion of the funds for company use (i.e. there is no mark-up) as this is not permitted by the agreement. This is indicative of “gross” treatment.

Based on the collective weight of the EITF 99-19 indicators (placing an emphasis on the primary obligor indicator) above, the characterization of reimbursements received for advertising expenses incurred as revenue would be consistent with the conclusion in EITF 01-14.

Note 9:  Operating Leases, page 57

17.
Please revise your future filings to disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease payments.  If, as we assume, each of these items is included in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.  Please show us in your supplemental response what the revisions will look like.

Response:
We will include the following paragraph in our accounting policy footnote to clarify our policy on operating leases.

Operating Leases
We record expense on a straight-line basis for minimum lease payments based on the beginning date that we take possession or control of the property. Additionally, any lease payments that depend on an existing index or rate are initially included in our minimum lease payments.  Our minimum lease payments incorporate provisions for capital improvements and step rent provisions or rent escalations.

Note 11:  Financial Guarantees and Product Warranties, page 60

18.
Please revise your future filings to disclose the number of claims settled, the average time period to settle claims, and the average cost per claim settled for each period presented.  Please also revise to explain why, despite a significant sales decline in fiscal 2009 compared to fiscal 2008, there was no significant change to the product warranty liability as of April 25, 2009.  Please show us in your supplemental response what the revisions will look like.

Response:
We have reviewed your comment and will adjust our disclosure as shown below in our future filings.

Our accounting policy for product warranties is to accrue an estimated liability at the time revenue is recognized.  We estimate future warranty claims based on claim experience and any additional anticipated future costs on previously sold products. Our liability incorporates the cost of repairs including materials consumed, labor and overhead amounts necessary to perform the repair and any costs associated with delivery of the repaired product to the customer. Over 90% of our warranty liability relates to our upholstery segment where we generally warrant our products against defects from one to five years for fabric and padding and up to a lifetime on certain mechanisms and frames.  Considerable judgment is used in the determination of our estimate.  If actual costs were to differ significantly from our estimates, we would record the impact of these unforeseen costs in subsequent periods.

During fiscal 2009, our warranty liability remained flat when compared to fiscal 2008 in a period of declining sales due to changes in our claims experience indicating that the span in which we receive warranty requests is lengthening.  While the volume of claims has decreased in the past year resulting in a decrease in material costs, this decrease has been partially offset by higher shipping costs as we have modified how we ship parts to our customers in order to increase customer satisfaction.  In addition, the closure of our Tremonton, Utah plant now requires us to ship warranty items across the country from our other plants.

We did not disclose the number of claims settled, the average time period to settle claims, and the average cost per claim settled for each period presented because these are not the factors that support our methodology.

Note 15 – Segment Information, page 64

19.
In future filings, please revise your table on page 65 to present the elimination or reversal of transactions between reportable segments in a separate column so that readers are more easily able to determine the impact of VIEs on your consolidated sales for each period presented.  Similar changes should be made to your table on page 22.  Please see paragraph 32 of SFAS 131.  Please show us in your supplemental response what the revisions will look like.

Response:
We will revise our future filings to show our Eliminations and VIEs separately, as presented below.  This revision was completed on our October 24, 2009 Form 10-Q filed with the Commission on November 17, 2009.

	Second Quarter Ended		Six Months Ended
(Unaudited, amounts in thousands)	10/24/09 (13 weeks)	10/25/08 (13 weeks)	10/24/09 (26 weeks)	10/25/08 (26 weeks)
Sales
Upholstery Group	$232,780	$247,934	$429,472	$485,052
Casegoods Group	37,302	48,473	73,167	96,594
Retail Group	38,014	39,484	73,976	81,911
VIEs	12,248	11,793	23,987	25,871
Other/eliminations	(19,637)	(15,736)	(37,224)	(35,828)
Consolidated	$300,707	$331,948	$563,378	$653,600

Operating income (loss)
Upholstery Group	$25,359	$8,338	$41,649	$18,194
Casegoods Group	(184)	755	(305)	2,132
Retail Group	(5,301)	(10,391)	(10,969)	(20,401)
VIEs	(402)	(2,621)	(137)	(3,709)
Corporate and Other	(8,424)	(8,722)	(15,524)	(14,071)
Goodwill write-down	—	(408)	—	(1,700)
Restructuring	(1,183)	(2,923)	(2,220)	(9,499)
	$9,865	$(15,972)	$12,494	$(29,054)

Note 21:  Fair Value Measurements, page 73

20.
It is unclear why the table near the bottom of page 73 is labeled as “unaudited”.  Please confirm that this disclosure was included in the audit performed by your independent auditors for the year ended April 25, 2009 and revise the table in future annual filings to remove the “unaudited” reference.

Response:
This disclosure was included in the audit performed by our independent auditors for the year ended April 25, 2009.  We will revise the table in our future annual filings.

21.
Given your significant asset impairments recognized during the year ended April 25, 2009, please revise your future filings to provide the disclosures required by paragraphs 33 through 35 of SFAS 157 for all assets, as well as liabilities if applicable, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.  Please note that these disclosures are intended to enable users of your financial statements to assess the inputs used to develop your fair value measurements.  Please show us in your supplemental response what the revisions will look like.

Response:
In future filings, we will include the following disclosure regarding the fair value measurements for items measured on a non-recurring basis:

In addition to assets and liabilities that are recorded at fair value on a recurring basis, we are required to record assets and liabilities at fair value on a non-recurring basis. Nonfinancial assets such as trade names and long-lived assets are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized. We did not measure any assets or liabilities at fair value on a nonrecurring basis during fiscal 2010.

The fair value of the trade names is established based upon management’s estimate using a royalty savings approach, which is based on the principle that, if the business did not own the asset, it would have to license it in order to earn the returns that it was earning. The royalty savings approach uses estimates and assumptions including anticipated growth rates, profitability levels, tax rates and discount rates.

The fair value for the long-lived assets held and used is based on the present value of discounted cash flows using the highest and best use as well as third party quotes obtained in the open market. The fair value for the long-lived assets held for sale is calculated primarily using third party appraisals and discounted cash flows.

FORM 10-Q FOR THE PERIOD ENDED JULY 25, 2009

Unaudited Consolidated Financial Statements

Note 4:  Restricted Cash, page 8

22.
Please revise your financial statement footnotes in future filings to disclose the extent to which you have excess loss insurance.  Your revised disclosures should quantify the thresholds at which the excess loss insurance coverage would take effect for each risk (e.g. workers compensation, automobile liability, etc.) and should identify the risks for which you have no excess loss coverage.  Please also revise your MD&A to more fully explain the potential future implications to your liquidity, operating results, and financial condition as a result of your decision to terminate the captive insurance company and assume obligations for your workers compensation claims.  Please show us in your supplemental response what the revisions will look like.

Response:
The transfer of our workers’ compensation liability was from our consolidated wholly-owned insurance company to our parent company.  As a result of the transfer, restricted cash decreased by $18.2 million in fiscal 2010.  This change did not impact our various insurance coverages or our consolidated liability.  Our various excess loss insurance deductible for auto, product liability and workers’ compensation policies range from $0.5 million to $1.0 million.  We are self insured on those policies up to those deductibles and the policy limits.

We will modify our MD&A section to denote that the decrease in restricted cash had a positive impact on our liquidity, as shown below.

Liquidity in MD&A
The transfer of obligations of our wholly-owned insurance company to our parent company released the restriction on $18.2 million in cash, which positively impacted our liquidity during fiscal 2010.

Note 9:  Total Comprehensive Income (Loss), page 10

23.
Please revise this table in future filings to also reconcile from total consolidated net income (loss) to total consolidated comprehensive income (loss) by adding another column for each period to your table.  Please refer to paragraph 38(a) of ARB No. 51, as amended by SFAS 160.

Response:
We will revise future filings to include another column that reconciles total consolidated net income (loss) to total consolidated comprehensive income (loss).  This revision was completed on our October 24, 2009 Form 10-Q filed with the Commission on November 17, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Operations:  Quarter ended July 25, 2009, page 22

24.
Please show us how you will revise your segment MD&A in future filings to provide a more comprehensive analysis of your results of operations for the Upholstery Group and Retail Group as well as the operating losses pertaining to corporate and other.  For example, your current discussion does not adequately address how the Upholstery Group was able to achieve a 65% increase in operating income despite a 17% decline in sales during the quarter or how the Retail Group was able to achieve a 43% reduction in operating losses despite a 15% reduction in sales.  Furthermore, your discussion of corporate and other operating margins do not provide an indication as to the cause of the operating losses for either of the periods presented.

Response:
Below is what our revised MD&A will look like in our future filings in order to provide a more comprehensive analysis of our results of operations for the Upholstery Group and Retail Group, as well as the operating losses pertaining to Corporate and Other.

The Upholstery Group operating margin increased 5.9 percentage points during the first six months of fiscal 2010, when compared with the first six months of fiscal 2009.  Our Upholstery Group operating margin was positively impacted by efficiencies we gained through our change to a cellular manufacturing footprint, which enables us to be more productive with less employees. Also our various restructurings completed in recent years have resulted in more efficient capacity utilization. Our change to a cellular manufacturing footprint and more efficient capacity utilization resulted in a 3.5 percentage point increase in our Upholstery Group operating margin.  Additionally, our Upholstery Group’s operating margin was positively impacted by a decrease in raw material costs (2.9 percentage points) and decreases in bad debt and advertising expenses.  Advertising expense, after considering reimbursements for our shared advertising program, resulted in a 0.9 percentage point increase in our Upholstery Group operating margin in the first six months of fiscal 2010, compared to the first six months of fiscal 2009.  The decrease in bad debt expense for our Upholstery Group resulted in a 0.8 percentage point improvement in our operating margin in the first six months of fiscal 2010, compared to the first six months of fiscal 2009.  These positive improvements to our operating margin were somewhat offset by a 2.0 percentage point decrease due to a change in the product mix of our sales shifting to lower margin products.

Our Retail Group operating margin improved significantly in the first six months of fiscal 2010, compared to the first six months of fiscal 2009. The 10.1 percentage point increase was a direct result of our focus on reducing selling and administrative costs throughout the second half of fiscal 2009. Our Retail Group’s operating margin was positively impacted 7.9 percentage points as a result of a decrease in commissions and salaries and benefits expense for the first six months of fiscal 2010, compared to the first six months of fiscal 2009. This decrease was a result of changes made to our selling structure, as well as a corresponding decrease in commissions resulting from our decrease in sales volume. Additionally, a decrease in advertising expense for our Retail Group resulted in a 3.0 percentage point improvement in our Retail Group’s operating margin during the first six months of fiscal 2010, compared to the first six months of fiscal 2009, as we continued to focus on cost effectiveness of our advertising expenses.

Our Corporate and Other segment includes the elimination of inter-company sales, as well as general and administrative expenses related to our corporate functions, with only nominal amounts of revenue. Corporate and Other operating loss increased $1.5 million during the first six months of fiscal 2010 when compared with the first six months of fiscal 2009. During the first six months of fiscal 2010 we had a $0.1 million loss on property sales, compared to a realized gain on property sales of $2.7 million during the first six months of fiscal 2009.

25.
It appears that your inventory balances have increased by 1.5% from April 25, 2009 to July 25, 2009 while sales for the quarter ended July 25, 2009 decreased approximately 7.5% compared to the quarter ended April 25, 2009. Please revise your MD&A in future filings to explain the reason for increase in inventory despite the decrease in sales. We note your disclosure on page 24 that your Casegoods Group continued to offer deep discounts in order to sell slow moving and obsolete inventory. In the interest of providing more transparent disclosure to investors about the impact of slow moving and obsolete inventory on your operating results, please quantify for us the dollar amount of lower of cost or market adjustments, if any, recognized by each operating segment during the years ended April 25, 2009, April 26, 2008 and the interim periods ended July 25, 2009 and July 26, 2008. Please show us in your supplemental response what the revisions will look like.

Response:
Our 1.5% increase in inventory was the result of a build up of inventory due to the seasonality of our business. Historically we have experienced our lowest level of sales during the first fiscal quarter for our Upholstery Group and during our first and third fiscal quarters for our Casegoods Group. While our Casegoods Group continued to offer deep discounts in order to sell slow moving and obsolete inventory, the product was not discounted below our inventory cost but was sold at reduced margins. There were only immaterial adjustments to our inventory reserves for the years ended April 25, 2009 and April 26, 2008, as well as for the quarters ended July 25, 2009 and July 26, 2008.

Based on the disclosure above, as well as the disclosure in Form 10-K regarding the seasonality of our business, we do not believe that an expanded disclosure in our MD&A is warranted.

26.
It appears from your balance sheet and cash flow statement that you recognized approximately $2.3 million of bad debt expense during the quarter ended July 25, 2009 (a 44% decline over the comparable prior year quarter) and wrote off approximately $6.3 million of receivables during the same period. Please revise your MD&A in future filings to more clearly explain how you determined that a reduction to bad debt expense was appropriate in light of the level of receivable write-offs during the quarter. Please show us in your supplemental response what the revisions will look like.

Response:
The sudden decline in economic conditions in the second half of fiscal 2009 and our corresponding decision to stop extending credit to several dealers during fiscal 2009 resulted in an increase in our provision for bad debt expense at that time. In the following fiscal year, a significant amount of those accounts receivable for which a reserve was previously provided were deemed to be uncollectible. Therefore we wrote them off against the provision that was previously recorded. Please refer to our earlier explanation for an understanding of our process relating to our assessment of bad debt. We believe this provides a comprehensive analysis of how we assess the level of bad debt expense recognized in the quarter ended July 25, 2009.

Based on the discussion above, we do not believe that an expanded disclosure in our quarterly MD&A is warranted. However, as shown in our response to comment #7, we will revise our accounting policy disclosure in our annual filing on Form 10-K as illustrated in our response to comment #7.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED JULY 1, 2009

Compensation Discussion and Analysis

Base Salary, page 16

27.
You disclose that Messrs. Darrow, Riccio and Sawyer received an increase in their base salaries upon the compensation committees’ review of their individual performance.  In future filings, please disclose the reasons for such changes in salary.  This discussion should include each named executive officer’s personal objectives and specific contributions and achievements contextualized for purposes of demonstrating how they resulted in specific compensation decisions.  Please refer to Item 402(b)(2)(vii) and (ix) of Regulation S-K.

Response:
We will disclose in future filings the reasons for changes in our named executive officers’ salaries.  We will disclose personal objectives and specific contributions and achievements to the extent we can do so without causing La-Z-Boy Incorporated competitive harm.  We note that personal objectives may include ongoing initiatives, and disclosing them could reveal highly confidential business plans.

Management Incentive Plan, page 16

28.
We note your disclosure here and in the second paragraph of the “Analysis – Performance Awards were Not Earned…”  discussion on page 18, that you are not disclosing the applicable financial targets for competitive reasons.  Please provide on a supplemental basis a detailed explanation for the conclusion that disclosure of the financial targets is not required because it would result in competitive harm such that the targets could be excluded, in accordance with Instruction 4 to Item 402(b) of Regulation S-K.  Please note that we may have additional comments upon review of your response.

Response:

We disclosed the financial measures on which the award programs were based (our management incentive plan bonus was based one third on sales and two thirds on operating margin; the performance based stock awards were based on earnings per share and net cash flows from operations) but withheld the numeric targets.  Because we disclosed the financial measures and our actual results on those measures, the numeric targets for awards that executives did not receive would not be material to investors.

Moreover, the numeric targets for the awards are confidential commercial or financial information and disclosing them would cause La-Z-Boy Incorporated substantial competitive harm.  With the combination of the numeric targets of the four factors, competitors would learn details of the financial impact we are striving for following our multi-year conversion to cellular manufacturing for our La-Z-Boy branded manufacturing facilities.  These disclosures would give competitors insight into our cost structure from the new manufacturing system and, in essence, our future plans, enhancing their ability to meet challenges from La-Z-Boy Incorporated and undermine our strategic initiatives.

In addition, the financial measures for Mr. Sawyer’s management incentive plan award were based solely on the performance of the company’s England, Inc. and Bauhaus U.S.A., Inc. subsidiaries.  We do not disclose the results of individual subsidiaries, and the financial performance of these two subsidiaries by themselves would not be material to investors.

Long-Term Compensation, page 18

29.
In future filings, please disclose in more detail the factors taken into consideration by the compensation committee in determining the number of restricted stock awards granted to each named executive officer.  Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.

Response:
In future filings, we will provide the information requested on the factors the compensation committee takes into account in determining the size of each named executive officer’s restricted stock awards.

Fiscal 2010 Grants, page 18

30.
We note your disclosure about the reintroduction of stock options into the company’s long-term incentive program.  In accordance with Item 402(b)(2)(iii) of Regulation S-K, in future filings please disclose the reasons behind the compensation committee’s decision to allocate a portion of the long-term compensation to option awards.

Response:
In future filings, we will disclose the reasons behind any allocation of long-term compensation to stock option awards.

In connection with your comments and our responses, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or further comments that you may have.

Very truly yours,

/s/ Louis M. Riccio, Jr.
Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer